UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*


              Microlytics, Inc. (formerly SelecTronics, Inc.)
                             (Name of Issuer)


                               COMMON STOCK
                      (Title of Class of Securities)

                                 816314108
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816314108                                Page 2 of 11
Pages

___________________________________________________________________________
(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Horsley Bridge Partners, Inc.
          16-1193261
___________________________________________________________________________
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)

                                             (a)  / /
                                             (b)  /x/
___________________________________________________________________________
(3)   SEC USE ONLY

___________________________________________________________________________
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
___________________________________________________________________________
                          (5)      SOLE VOTING POWER
                                   0
                          _________________________________________________
NUMBER OF SHARES          (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              32,458,651
EACH REPORTING PERSON     _________________________________________________
WITH                      (7)      SOLE DISPOSITIVE POWER
                                   0
                          _________________________________________________
                          (8)      SHARED DISPOSITIVE POWER
                                   32,458,651
___________________________________________________________________________
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      32,458,651
___________________________________________________________________________
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)
 __________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      25.1%
___________________________________________________________________________
(12)  TYPE OF REPORTING PERSON (See Instructions)

      IA, CO
___________________________________________________________________________

CUSIP No. 816314108                                Page 3 of 11
Pages

___________________________________________________________________________
(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Phillip Horsley
          ###-##-####
___________________________________________________________________________
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)

                                             (a)  / /
                                             (b)  /x/
___________________________________________________________________________
(3)   SEC USE ONLY

___________________________________________________________________________
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
___________________________________________________________________________
                          (5)      SOLE VOTING POWER
                                   0
                          _________________________________________________
NUMBER OF SHARES          (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              32,458,651
EACH REPORTING PERSON     _________________________________________________
WITH                      (7)      SOLE DISPOSITIVE POWER
                                   0
                          _________________________________________________
                          (8)      SHARED DISPOSITIVE POWER
                                   32,458,651
___________________________________________________________________________
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      32,458,651
___________________________________________________________________________
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)
___________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      25.1%
___________________________________________________________________________
(12)  TYPE OF REPORTING PERSON (See Instructions)

      IN
___________________________________________________________________________

CUSIP No. 816314108                                Page 4 of 11
Pages

___________________________________________________________________________
(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary L. Bridge
          ###-##-####
___________________________________________________________________________
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)

                                             (a)  / /
                                             (b)  /x/
___________________________________________________________________________
(3)   SEC USE ONLY

___________________________________________________________________________
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
___________________________________________________________________________
                          (5)      SOLE VOTING POWER
                                   0
                          _________________________________________________
NUMBER OF SHARES          (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              32,458,651
EACH REPORTING PERSON     _________________________________________________
WITH                      (7)      SOLE DISPOSITIVE POWER
                                   0
                          _________________________________________________
                          (8)      SHARED DISPOSITIVE POWER
                                   32,458,651
___________________________________________________________________________
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      32,458,651
___________________________________________________________________________
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)
___________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      25.1%
___________________________________________________________________________
(12)  TYPE OF REPORTING PERSON (See Instructions)

      IN
___________________________________________________________________________

                                              Page 5 of 11 Pages

ITEM 1.

  (a) NAME OF ISSUER. Microlytics, Inc. (formerly known as SelecTronics, Inc.)

  (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

       2 Tobey Village Office Park
       Pittsford, New York 14534


ITEM 2.

  (a)  NAME OF PERSON FILING.

       This Schedule 13G Statement is filed on behalf of Horsley Bridge Partners, Inc. ("HBP"), Phillip Horsley
("Horsley") and Gary L. Bridge ("Bridge").  HBP, Horsley and
Bridge are sometimes hereinafter collectively referred to as the "Reporting Persons."

  (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
       RESIDENCE.

       The principal business office of HBP, Horsley and Bridge is:

       505 Montgomery Street
       San Francisco, California  94111


  (c)  CITIZENSHIP.

       HBP is organized in the State of Delaware.

       Horsley and Bridge are each citizens of the U.S.A.

  (d)  TITLE OF CLASS OF SECURITIES.

       Common Stock

  (e)  CUSIP NUMBER.

       816314108

                                              Page 6 of 11 Pages


ITEM 3.

            This Statement is being filed pursuant to Rules 13d-
1(b) or 13d-2(b) and HBP is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

            Horsley and Bridge are the trustees of certain
family trusts which own all of the stock of HBP and are the directors of HBP and, therefore, may be deemed to share the voting and dispositive power held by HBP. Horsley and Bridge are filing this joint Schedule 13G Statement along with HBP in accordance with the Securities and Exchange Commission's interpretive policy that individuals who control an entity which is eligible to file reports on Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) may file a joint Schedule 13G with such Schedule 13G eligible entity, provided that such individuals' holdings (exclusive of those held through such entity) do not exceed 1% and a separate cover page is filed for each such individual.
See e.g. No-action letters issued to Edward C. Johnson 3d (available August 20, 1991) and Berkshire Hathaway, Incorporated
(available October 3, 1986).   Horsley and Bridge do not
beneficially own any shares of the Common Stock of Microlytics, Inc. other than indirectly through HBP.


ITEM 4.   OWNERSHIP.

          With respect to HBP:

          (a)  Amount Beneficially Owned:         32,458,651

          (b)  Percent of Class:                  25.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to
                     direct the vote:             None

               (ii)  shared power to vote or
                     to direct the vote:          32,458,651

               (iii) sole power to dispose or to
                     direct the disposition of:   None

               (iv)  shared power to dispose or to
                     direct the disposition of:   32,458,651

                                              Page 7 of 11 Pages

          With respect to Horsley and Bridge:

          (a)  Amount Beneficially Owned:     32,458,651

          (b)  Percent of Class:              25.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to
                     direct the vote:             None

               (ii)  shared power to vote or
                     to direct the vote:          32,458,651

               (iii) sole power to  dispose or to
                     direct the disposition of:   None

               (iv)  shared power to dispose or to
                     direct the disposition of:   32,458,651


               Effective on July 1, 1995, HBP and Xerox
Corporation ("Xerox") entered into an Asset Management Agreement pursuant to which HBP has been appointed by Xerox to act as investment manager with respect to certain securities issued by
Microlytics, Inc. which are owned by Xerox.   As of
December 31, 1995, Xerox owned (i) 15,751,651 shares of Common Stock of Microlytics, Inc. ("Common Stock"), (ii) 1,404,200 shares of Preferred Stock of Microlytics, Inc. which as of such date were convertible into an additional 14,042,000 shares of Common Stock, (iii) options, which were then exercisable, to purchase an additional 1,000,000 shares of Common Stock, and (iv) warrants, which were then exercisable, for the purchase of an additional 1,665,000 shares of Common Stock. Pursuant to the terms of the Management Agreement, HBP has power to vote or to direct the vote and to dispose or to direct the disposition of Common Stock owned by Xerox and to be acquired by Xerox upon conversion or exercise of the Preferred Stock, options and warrants described above. Horsley and Bridge are the trustees of certain family trusts which own all of the stock of HBP and are the directors of HBP.

                                              Page 8 of 11 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.

               Xerox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.

               Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.

               Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.


ITEM 10.  CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


EXHIBIT A.     Joint Filing Agreement Pursuant to Rule
               13d-1(f)(1)(iii)

                                              Page 9 of 11 Pages

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1996


                              HORSLEY BRIDGE PARTNERS, INC.

                              By:   /s/ Phillip Horsley
                                    Phillip Horsley
                              Its:  President



                                    /s/ Phillip Horsley
                                    PHILLIP HORSLEY



                                    /s/ Gary L. Bridge
                                    GARY L. BRIDGE

                                             Page 10 of 11 Pages

                                EXHIBIT INDEX


EXHIBIT                                                      Page

Exhibit A   Joint Filing Agreement Pursuant to Rule           11
            13d-1(f)(1)(iii)